THUNDER BRIDGE ACQUISITION, LTD.

9912 Georgetown Pike

Suite D203

Great Falls, VA 22066

May 21, 2019

VIA EDGAR

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: Michael Foland

Re:	Thunder Bridge Acquisition, Ltd.

Amendment No. 1 to Registration Statement on Form S-4

Filed April 1, 2019

File No. 333-229616

Dear Mr. Foland:

Thunder Bridge Acquisition, Ltd. (the “Company,” “Thunder Bridge,” “we,” “our” or “us”) hereby transmits Amendment No. 2 (“Amendment No. 2”) to the above-referenced Registration Statement on Form S-4 (the “Registration Statement”) via the Securities and Exchange Commission’s (the “Commission”) EDGAR system. In this letter, we respond to the comments of the staff (the “Staff”) of the Division of Corporation Finance contained in the Staff’s letter dated April 18, 2019 (the “Letter”). For ease of reference, the numbered paragraphs below correspond to the numbered comments in the Letter, with the Staff’s comments presented in bold font type.

The responses below follow the sequentially numbered comments from the Letter. All page references in the responses set forth below refer to page numbers in Amendment No. 2. Capitalized terms used but not otherwise defined herein have the meanings ascribed to such terms in Amendment No. 2.

Michael Foland

U.S. Securities and Exchange Commission

May 21, 2019

Amendment No.1 to Form S-4 filed April 1, 2019

Unaudited Pro Forma Condensed Combined Financial Information, page 151

1.	We note your response to prior comment 1. Please tell us how you considered the Redemption Rights in your analysis for the determination of accounting acquirer. In this regard, ASC 805-10-55-12(a) states that, in determining which group of owners retains or receives the largest portion of the voting rights, an entity should consider the existence of any unusual or special voting arrangements and options, warrants, or convertible securities.

The Company respectfully advises the Staff that the Registration Statement has been updated to reflect the amended terms of the Business Combination Proposal, including the Second Amendment to the Merger Agreement, the Warrant Amendment Proposal and the contemplated PIPE Financing. As described on page 164 of Amendment No. 2, under the amended terms of the Business Combination, we believe that if more than approximately 650,000 Class A ordinary shares are redeemed, Repay would be deemed the accounting acquirer. Accordingly, in the Unaudited Pro Forma Condensed Combined Financial Information beginning on page 163 of Amendment No. 2, we have determined that in accordance with ASC 805, the accounting treatment under the Maximum Redemptions scenario should reflect Repay as the accounting acquirer, while the accounting treatment under the No Redemptions scenario should reflect Thunder Bridge as the accounting acquirer.

2.	We note your revised disclosure in response to prior comment 2, which includes pro forma information assuming the maximum number of public shares that can be redeemed while continuing to satisfy the closing conditions of the merger. However, it appears that more than 4,689 shares are eligible for redemption prior to the merger. If that were to occur, it seems that the equity and cash consideration could be significantly impacted, which could also change how you account for this transaction. Please explain further why you believe that inclusion of pro forma financial information, should you be required to account for this transaction as a reverse merger, is not required. Refer to Rule 11-02(b)(8). At a minimum, your disclosures throughout should address the potential impact on the merger should a significant number of public shareholders choose to exercise their redemption rights.

The Company respectfully advises the Staff that as described in our response to comment 1 above, the Registration Statement has been updated to reflect the amended terms of the Business Combination Proposal, under which we believe that if more than approximately 650,000 Class A ordinary shares are redeemed, Repay would be deemed the accounting acquirer and the Business Combination would be treated as a reverse merger. In accordance with Rule 11-02(b)(8), in the revised Unaudited Pro Forma Condensed Combined Financial Information beginning on page 163 of Amendment No. 2, the Business Combination is accounted for using the acquisition method of accounting in the No Redemptions scenario whereas the Business Combination is accounted for as a reverse merger in the Maximum Redemptions scenario.

Michael Foland

U.S. Securities and Exchange Commission

May 21, 2019

Notes to Unaudited Pro Forma Condensed Combined Financial Information

Adjustments to Unaudited Pro Forma Condensed Combined Balance Sheet, page 158

3.	Please revise note (e) to explain further how the issuance of 27,950,000 Post-Merger Repay Units impacted the $71 million pro forma tax liability adjustment and disclose any assumptions used to determine such liability. Elsewhere throughout the filing you refer to "certain other tax attributes of Repay and tax benefits related to entering into the Tax Receivable Agreement, including tax benefits attributable to payments under the Tax Receivable Agreement." Please explain further to us what these other attributes and tax benefits represent. Tell us whether they impacted your pro forma tax adjustments and revise your disclosures as necessary.

The Company respectfully advises the Staff that the Company has revised note (h) under “Pro Forma Adjustments — Assuming No Redemptions” and note (f) under “Pro Forma Adjustments — Assuming Maximum Redemptions” on pages 175 and 179, respectively, of Amendment No. 2 to clarify how the issuance of Post-Merger Repay Units will impact the estimated pro forma tax liability adjustment under the amended terms of the Business Combination. Further, the Company respectfully advises the Staff that the estimated pro forma tax liability represents the fair value of future tax benefit expected to be paid to the Repay selling equityholders based on the amount of Repay limited liability company interests such selling equityholders dispose of in the Business Combination. The Post-Merger Repay Units to be issued in the Business Combination represent equity interests retained by the Repay selling equityholders in the combined post-merger Company (the “Combined Company”). The number of Post-Merger Repay Units issuable in the Business Combination has an inverse relationship with the pro forma tax liability such that if the Repay selling equityholders retain more equity interests in the Combined Company, they are entitled to less future tax benefit, thus reducing the pro forma tax liability.

In addition, in response to the Staff’s comment with regard to “certain other tax attributes and tax benefits,” the Company informs the Staff that such attributes and benefits relate to (i) certain increases in tax basis resulting from the Business Combination; (ii) certain tax attributes related to historical basis adjustment of assets of Repay and its subsidiaries existing prior to the Business Combination; (iii) certain increases in tax basis resulting from exchanges of the Post-Merger Repay Units for Class A common stock of the Company pursuant to the Exchange Agreement; (iv) imputed interest deemed to be paid by the Company as a result of payments it makes under the Tax Receivable Agreement; and (v) certain increases in tax basis resulting from payments the Company makes under the Tax Receivable Agreement. The Company has revised note (h) under “Pro Forma Adjustments — Assuming No Redemptions” and note (f) under “Pro Forma Adjustments — Assuming Maximum Redemptions” on pages 175 and 179, respectively, of Amendment No. 2 to further describe such attributes and benefits.

4.	We note from your response to prior comment 3 that you did not assume any exchange of Post-Merger Repay Units, as such assumption would not meet the factually supportable criteria of Rule 11-02(b)(6) of Regulation S-X. Please include a quantified discussion in note (e) of the potential impact, or range of potential impact, to your tax assets and liabilities assuming the Post-Merger Repay Units are ultimately exchanged.

In response to the Staff’s comment, the Company has revised note (h) under “Pro Forma Adjustments — Assuming No Redemptions” and note (f) under “Pro Forma Adjustments — Assuming Maximum Redemptions” on pages 175 and 179, respectively, of Amendment No. 2 to include a quantified discussion of the potential impact to our tax assets and liabilities if all the Post-Merger Repay Units are ultimately exchanged.

Michael Foland

U.S. Securities and Exchange Commission

May 21, 2019

Adjustments to Unaudited Pro Forma Condensed Combined Statements of Operations, page 160

5.	Please revise the number of Class A ordinary shares subject to redemption in your calculation of Combined Pro Forma Weighted Average Shares for the year-ended December 31, 2018 in note (gg) to 24,361,111 (as indicated on page F-3) such that the pro forma weighted average shares will equal the 27,950,000 as disclosed.

In response to the Staff’s comment, the Company has revised note (gg) under “Pro Forma Adjustments — Assuming No Redemptions” and note (ee) under “Pro Forma Adjustments — Assuming Maximum Redemptions” on pages 177 and 181, respectively, of Amendment No. 2 to reflect (i) in the No Redemptions scenario, 40,450,000 pro forma weighted shares for the three months ended March 31, 2019 and the year ended December 31, 2018, respectively, and (ii) in the Maximum Redemptions scenario, 28,237,088 pro forma weighted shares (basic) and 38,788,477 pro forma weighted shares (diluted) for the three months ended March 31, 2019 and 28,384,335 pro forma weighted shares (basic) and 38,935,724 pro forma weighted shares (diluted) for the year ended December 31, 2018.

Management's Discussion and Analysis of Financial Condition and Results of Operations of Repay

Key Operating Metrics and Non-GAAP Financial Measures, page 215

6.	We have evaluated your response to prior comment 8. Considering you present revenue on a gross basis in accordance with GAAP, presenting it otherwise may violate Rule 100(b) of Regulation G by substituting individually tailored recognition and measurement methods for those of GAAP. Please remove this measure from your non-GAAP disclosures. Refer to Question 100.04 of the Non-GAAP Compliance and Disclosure Interpretations.

In response to the Staff’s comment, we have removed the discussion of net revenue on a non-GAAP basis from Amendment No. 2. As discussed with the Staff in a telephone conference on May 16, 2019, we have revised the presentation of Repay’s revenue in its financial statements for all historical periods presented in Amendment No. 2 as follows:

	Successor					Predecessor
	Three months ended March 31,		Year Ended December 31,		From Inception to December 31,	From January 1, 2016 to August 31,
	2019	2018	2018	2017	2016	2016
			(in thousands)
Revenue
Processing and service fees	$24,321	$20,864	$82,186	$57,063	$16,810	$34,532
Interchange and network fees	14,927	11,933	47,827	36,888	11,937	19,016
Total revenue	$39,249	$32,797	$130,013	$93,951	$28,747	$53,548

Michael Foland

U.S. Securities and Exchange Commission

May 21, 2019

7.	Please revise to include a discussion of your GAAP results of operations with equal or greater prominence to your non-GAAP results. In this regard, we note your comprehensive discussion of non-GAAP results in the Overview section of MD&A. Refer to Item 10(e)(1)(i)(A) of Regulation S-K and Question 102.10 of the Non-GAAP Compliance and Disclosure Interpretations.

In response to the Staff’s comment, we have removed our discussion of non-GAAP financial measures from the Overview section of the MD&A. As described in our response to comment 6 above, we no longer present net revenue as a non-GAAP financial measure and in addition, our discussion of Adjusted EBITDA is now presented beginning on page 244 of Amendment No. 2 after the Results of Operations section of the MD&A.

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We thank the Staff in advance for its consideration of the foregoing. Should you have any questions, please do not hesitate to contact our legal counsel, Tamar Donikyan, Esq., or Joshua Englard, Esq. of Ellenoff Grossman & Schole LLP, at (212) 370-1300.

Very truly yours,

THUNDER BRIDGE ACQUISITION, LTD.

By:	/s/ Gary A. Simanson
	Name:	Gary A. Simanson
	Title:	Chief Executive Officer

cc:	Ellenoff Grossman & Schole LLP

Simpson Thacher & Bartlett LLP